Thomas Properties Group, Inc.
515 South Flower Street, Sixth Floor
Los Angeles, CA 90071

November 16, 2012
VIA EDGAR
Mr. Daniel L. Gordon
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Thomas Properties Group, Inc.
Form 10-K
Filed March 12, 2012
File No. 000-50854

Dear Mr. Gordon,

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (“the Commission”) with respect to the Form 10-K for the year ended December 31, 2011 of Thomas Properties Group, Inc. (the “Company”), as set forth in your letter (the “Comment Letter”) dated November 1, 2012 to Diana M. Laing, Chief Financial Officer of the Company.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Form 10-K for the year ended December 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comment No. 1
We note that you have disclosed Earnings before Depreciation, Amortization and Taxes (“EBDT”), After Tax Cash Flow (“ATCF”) and Same Property NOI in supplemental materials filed on Form 8-K. Please tell us if you consider these measures to be key performance indicators, and if so, please include them in future periodic reports. To the extent that you include these non-GAAP measures in future filings, please provide the disclosures required by Item 10(e) of Regulation S-K. For Same Property NOI, please also 1) explain in detail how the measure is defined (for instance, does it include tenant improvements, leasing commissions, ground rent, lease termination fees, property operating costs, etc.) and 2) clarify how “same property” is defined.

Response to Comment No. 1
The Company considers ATCF to be a key performance indicator and will include it in future periodic filings, within “Management's Discussion and Analysis of Financial Condition and Results of Operations,” presented in a manner consistent with the disclosures required by Item 10(e) of Regulation S-K.

Conversely, we do not consider EBDT or Same Property NOI to be key performance indicators, therefore, we will remove these measures from future Supplemental Financial Information package disclosures.

Notes to Consolidated Financial Information, page 63
Note 3. Unconsolidated Real Estate Entities, page 74

Comment No. 2
We note that you have recorded distributions from unconsolidated real estate entities as both operating and investing cash inflows. Please clarify your policy as it relates to the characterization of distributions from equity method investees on the statement of cash flows by providing us with your proposed disclosure for future filings. We may have further comment.

Response to Comment No. 2
In future periodic filings, the Company will clarify its policy as it relates to the characterization of distributions from equity method investees. For example, the Company intends to include the following disclosure in its Form 10-K for the year ended December 31, 2012:

The Company reviews the facts and circumstances of each distribution from unconsolidated entities to determine how to classify it on the consolidated statements of cash flows. Distributions received from unconsolidated entities that represent returns on the Company's investment are reported as cash flows from operating activities, consistent with ASC 230-10-45-16. Cash distributions from unconsolidated entities that represent returns of the Company's investment are reported as cash flows from investing activities, consistent with ASC 230-10-45-12.

Distributions are deemed to be returns on the Company's investment, and recorded as operating inflows, unless the cumulative distributions exceed the cumulative equity in earnings recognized by the Company. The excess distributions are deemed to be returns of the investment and are classified as investing cash flows. Distributions received in excess of cumulative contributions are deemed a return on investment and classified as operating cash flows.
Comment No. 3

Please explain your accounting basis for recording negative carrying amounts for certain unconsolidated entities. If you have made additional guarantees related to these properties, please disclose the significant terms in future filings. Refer to ASC 323-10-35-19 through 26.

Response to Comment No. 3
In future periodic filings, the Company will explain the accounting basis for recording negative carrying amounts for certain unconsolidated entities. For example, the Company intends to include a disclosure in its Form 10-K for the year ended December 31, 2012 similar to the disclosure below:

The Company evaluates unconsolidated investments with negative carrying amounts to determine if the equity method of accounting is still appropriate, consistent with ASC 323-10-35-19 through 26. The Company's investment in 2121 Market Street had a negative carrying amount of $2.6 million and $2.5 million as of September 30, 2012 and December 31, 2011, respectively. The Company has reduced its investment balance below zero due to the receipt of distributions and recording our share of investee losses because we have guaranteed up to a maximum of $3.3 million of the investee's outstanding mortgage loan. Additionally, we are a co-general partner and anticipate making additional capital contributions to fund capital expenditures required by the investee.

With respect to the Company's investment in TPG/CalSTRS, we had a positive carrying amount as of December 31, 2011, of approximately $3.5 million, and a negative carrying amount of approximately $4.6 million as of September 30, 2012. The Company made a commitment to fund tenant improvements, other capital improvements, debt repayment or debt repurchase of properties owned by TPG/CalSTRS up to $10.9 million and $13.9 million as of September 30, 2012 and December 31, 2011, respectively. In addition, the Company made a commitment to fund temporary operating cash shortfalls, not more frequently than once a month, up to $1.25 million in the aggregate for all the TPG/CalSTRS properties.

Note 7. Equity, page 85

Comment No. 4

In future filings, please revise to include a discussion of the noncontrolling interest holders in consolidated real estate entities.

Response to Comment No. 4
In future periodic filings, the Company will include a more comprehensive discussion of the noncontrolling interest holders in consolidated real estate entities.

Note 9. Income Taxes, page 91

Comment No. 5

We note from your disclosure on page 93 that you do not anticipate any significant increases or decreases to the amounts of unrecognized tax benefits and related accrued interest within the next twelve months, other than a reversal of accrued interest relating to unrecognized tax benefits for which the statute of limitations period will lapse during 2012. To the extent that there are any anticipated significant changes to unrecognized tax benefits in the subsequent twelve month period, please quantify and disclose in future filings.

Response to Comment No. 5
In future periodic filings, the Company will quantify and disclose anticipated significant changes to unrecognized tax benefits.

Form 8-K filed August 2, 2012

Comment No. 6

We note that you have included Pro-Rata Consolidated Statements of Operations and Pro-Rata Consolidated Balance Sheets as part of your supplemental financial package. Please remove this disclosure from future filings, as it is not appropriate to present full non-GAAP financial statements. Refer to Question 102.10 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response to Comment No. 6
In future Supplemental Financial Information package disclosures, the Company will remove the Pro-Rata Consolidated Statements of Operations and Pro-Rata Consolidated Balance Sheets.

***
In connection with the Company's response to the staff's comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing responses, please do not hesitate to contact me directly at (213) 233-2296.

Sincerely,
/s/ Diana M. Laing
Diana M. Laing
Chief Financial Officer